UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 16, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR DECEMBER 2019

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In December 2019, the Company’s passenger transportation capacity (measured by available seat-kilometres) increased by 6.65% year-on-year, among which, the passenger transportation capacity of its domestic and international routes increased by 6.49% and 9.03% year-on-year, respectively, and the passenger transportation capacity of its regional routes decreased by 21.95% year-on-year; passenger traffic volume (measured by revenue passenger-kilometres) increased by 7.09% year-on-year, among which, the passenger traffic volume of its domestic and international routes increased by 8.06% and 8.05% year-on-year, respectively, and the passenger traffic volume of its regional routes decreased by 29.23% year-on-year; and passenger load factor increased by 0.32 percentage points year-on-year to 80.12%, among which, the passenger load factor of its domestic routes increased by 1.18 percentage points year-on-year, and the passenger load factor of its international and regional routes decreased by 0.71 and 7.77 percentage points year-on-year, respectively.

In relation to freight transportation, the freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and such business is under contractual operation by a subsidiary of the controlling shareholder of the Company. Freight load volume in December 2019 increased by 10.67% year-on-year.

In December 2019, the Company launched new domestic routes such as Nanjing — Yantai, and new international routes such as Wenzhou — Shizuoka, Wenzhou — Nagoya, Wuxi — Seoul, Shanghai — Xi’an — Budapest and Shanghai — Chengdu — Budapest.

II.	FLEET STRUCTURE

As at the end of December 2019, the Company operated a total of 723 aircraft, including 262 self-owned aircraft, 261 aircraft under finance lease and 200 aircraft under operating lease.

As at the end of December 2019, details of the fleet structure of the Company were as follows:

			Under	Under	(Units)
No.	Model	Self-owned	finance lease	operating lease	Sub-total
	Wide-body passenger aircraft	39	49	5	93
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	6	0	7
4	A330 series	25	26	5	56
	Narrow-body passenger aircraft	223	212	195	630
5	A320 series	136	124	68	328
6	B737 series	87	88	127	302
Total		262	261	200	723

Note: The 15 business aircraft self-owned by and held under trust of the Company were not included in the fleet.

III.	MAJOR OPERATING DATA

	Amount	Actual amount			Total amount	Total actual amount
	completed in	completed in	Year-		completed in	completed in	Year-
	December	December	on-year		December	December	on-year
	2019	2018	increase		2019	2018	increase
Passenger Transportation Data ASK (available seat-kilometres) (millions)	22,749.46	21,330.37	6.65%		270,161.19	244,841.00	10.34%
— Domestic routes	14,335.20	13,461.34	6.49%		171,662.30	154,059.34	11.43%
— International routes	7,997.55	7,335.16	9.03%		92,091.81	84,408.13	9.10%
— Regional routes	416.71	533.87	-21.95%		6,407.08	6,373.52	0.53%
RPK (revenue passenger- kilometres) (millions)	18,226.08	17,020.15	7.09%		221,557.38	201,485.95	9.96%
— Domestic routes	11,607.16	10,740.94	8.06%		142,834.96	128,906.39	10.81%
— International routes	6,304.19	5,834.48	8.05%		73,676.61	67,290.26	9.49%
— Regional routes	314.73	444.73	-29.23%		5,045.81	5,289.30	-4.60%
Number of passengers carried (thousands)	10,592.16	10,027.73	5.63%		130,211.93	121,199.70	7.44%
— Domestic routes	8,887.90	8,313.89	6.90%		108,950.77	101,226.48	7.63%
— International routes	1,468.73	1,384.14	6.11%		17,551.32	16,104.28	8.99%
— Regional routes	235.53	329.70	-28.56%		3,709.83	3,868.94	-4.11%
Passenger load factor (%)	80.12	79.79	0.32	pts	82.01	82.29	-0.28	pts
— Domestic routes	80.97	79.79	1.18	pts	83.21	83.67	-0.47	pts
— International routes	78.83	79.54	-0.71	pts	80.00	79.72	0.28	pts
— Regional routes	75.53	83.30	-7.77	pts	78.75	82.99	-4.23	pts
Freight Transportation Data AFTK (available freight tonne-kilometres) (millions)	813.43	709.70	14.62%		9,147.78	7,900.78	15.78%
— Domestic routes	279.73	250.62	11.61%		3,209.60	2,740.72	17.11%
— International routes	523.59	444.22	17.87%		5,749.80	4,968.72	15.72%
— Regional routes	10.11	14.86	-31.97%		188.39	191.34	-1.55%
RFTK (revenue freight tonne-kilometres) (millions)	292.33	230.75	26.69%		2,962.75	2,588.34	14.47%
— Domestic routes	91.51	86.30	6.03%		947.41	886.08	6.92%
— International routes	198.84	141.64	40.38%		1,986.58	1,667.08	19.17%
— Regional routes	1.99	2.80	-29.17%		28.76	35.19	-18.25%
Weight of freight carried (million kg)	94.57	85.45	10.67%		974.27	915.12	6.46%
— Domestic routes	65.44	62.63	4.50%		671.17	644.89	4.08%
— International routes	27.37	20.42	34.05%		278.60	240.00	16.09%
— Regional routes	1.76	2.40	-26.99%		24.50	30.23	-18.96%

	Amount	Actual amount			Total amount	Total actual amount
	completed in	completed in	Year-		completed in	completed in	Year-
	December	December	on-year		December	December	on-year
	2019	2018	increase		2019	2018	increase
Freight load factor (%)	35.94	32.51	3.42	pts	32.39	32.76	-0.37pts
— Domestic routes	32.71	34.43	-1.72	pts	29.52	32.33	-2.81pts
— International routes	37.98	31.89	6.09	pts	34.55	33.55	1.00pts
— Regional routes	19.64	18.86	0.78	pts	15.27	18.39	-3.12pts
Consolidated Data ATK (available tonne-kilometres) (millions)	2,860.89	2,629.43	8.80%		33,462.29	29,936.47	11.78%
— Domestic routes	1,569.90	1,462.14	7.37%		18,659.20	16,606.06	12.36%
— International routes	1,243.37	1,104.38	12.59%		14,038.06	12,565.46	11.72%
— Regional routes	47.61	62.91	-24.31%		765.02	764.96	0.01%
RTK (revenue tonne-kilometres) (millions)	1,912.76	1,743.07	9.74%		22,489.88	20,358.36	10.47%
— Domestic routes	1,125.96	1,042.81	7.97%		13,548.59	12,267.28	10.44%
— International routes	756.88	658.11	15.01%		8,468.09	7,590.43	11.56%
— Regional routes	29.91	42.14	-29.03%		473.20	500.65	-5.48%
Overall load factor (%)	66.86	66.29	0.57	pts	67.21	68.01	0.80	pts
— Domestic routes	71.72	71.32	0.40	pts	72.61	73.87	1.26	pts
— International routes	60.87	59.59	1.28	pts	60.32	60.41	0.08	pts
— Regional routes	62.82	66.99	-4.17	pts	61.85	65.45	3.59	pts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft. The table does not contain data of cargo services.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 15 January 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).